UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

1-for-200 Share Consolidation

On August 3, 2026, Li Bang International Corporation Inc., an exempted company incorporated in the Cayman Islands (the “Company”), effectuated a combination of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-two hundred (1-for-200), pursuant to shareholder approval at the Company’s Extraordinary General Meeting of Shareholders held on April 30, 2026 (the “Meeting”) and approval by the Company’s board of directors (“the “Board”) by unanimous written resolutions on July 22, 2026.

As previously reported, the Company’s shareholders approved, at the Meeting, (a) the Board to effectuate to effect a consolidation of the issued and unissued share capital of the Company at the ratio of one (1)-for-two hundred (200), whereby two hundred (200) ordinary shares of the Company be consolidated into one (1) ordinary share of the Company (the “Share Consolidation”), with the exact effective date of the Share Consolidation to be determined by the Board in its sole discretion within two (2) years after the date of the Meeting; (b) rounding up of any fractional shares resulting from the Share Consolidation to the next whole ordinary share; (c) adoption of the amended and restated memorandum of association of the Company, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation; and (d) authorization of any director or officer of the Company to perform all such acts and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact effective date of the Share Consolidation and instructing the registered office provider of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

The Share Consolidation became effective with The Nasdaq Stock Market LLC (“Nasdaq”) at the open of business on Monday, August 3, 2026. The Company’s Class A ordinary shares began to trade on Nasdaq on a consolidation-adjusted basis on August 3, 2026, and continue to trade under the existing symbol “LBGJ.” The new CUSIP number for the Class A ordinary shares following the Share Consolidation is G5480M128.

Upon the effectiveness of the Share Consolidation, every two hundred (200) shares of par value of USD0.00001 each of the Company’s issued and outstanding Class A ordinary shares and Class B ordinary shares as of the effective date were combined into one (1) Class A ordinary share and one (1) Class B ordinary share, respectively, each with par value of USD0.002. The Company’s authorized share capital changed, upon effectiveness of the Share Consolidation, to USD35,000 divided into 15,750,000 Class A ordinary shares and 1,750,000 Class B ordinary shares each with par value of USD0.002. Any fractional shares that would have otherwise resulted from the Share Consolidation would be rounded up to the next whole ordinary share and no fractional shares would be issued. The Share Consolidation affects all shareholders uniformly and has not altered any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the rounding up of fractional shares.

As of the close of business on Friday, July 31, 2026, the Company had 119,643,455 Class A ordinary shares and 154,360 Class B ordinary shares issued and outstanding. Immediately upon the effectiveness of the Share Consolidation, these shares were consolidated into approximately 598,218 Class A ordinary shares and 772 Class B ordinary shares issued and outstanding on a post-consolidation basis, subject to fractional share rounding treatment.

As of the date of this Current Report on Form 6-K (this “Report”), the Company is in the process of obtaining the filed copy of the Amended and Restated Memorandum of Association from the Registrar of Companies in the Cayman Islands, which shall reflect the Share Consolidation in accordance with requirements under Cayman Islands law. A copy of the Amended and Restated Memorandum of Association is attached to this Report as Exhibit 3.1.

Press Release Relating to the 1-for-200 Share Consolidation

On July 29, 2026, the Company published a press release entitled “Li Bang International Announces 1-for-200 Share Consolidation”, a copy of which is attached to this Report as Exhibit 99.1.

Incorporation By Reference

This Report (excluding the press release dated July 29, 2026, attached hereto as Exhibit 99.1) is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291772) (the “Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum of Association of Li Bang International Corporation Inc.
99.1	Press Release Dated July 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Li Bang International Corporation Inc.

Date: August 5, 2026	By:	/s/ Huang Feng
Huang Feng
Chairman of Board of Directors and Chief Executive Officer